[Letterhead of Sutherland, Asbill & Brennan LLP]

                                                 June 2, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TAC Acquisition Corp. Registration Statement on Form S-1, File No. 333-123382, Supplemental Information

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below is the supplemental information requested by Comment 4 and Comment 2 in the letters dated May 13, 2005 and May 27, 2005, respectively, issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange commission (the “SEC”) to the Company, which request was clarified during oral discussions with the Staff subsequent thereto. It is our understanding that the Staff would like the Company to provide supplemental information regarding the following:

•	the names of companies that have registered or are seeking to register blank check offerings (and for which registration statements have been filed) underwritten on a firm commitment basis in which an officer, director, affiliate, lead underwriter or attorney for any of the foregoing (in each case, who are involved in the Company’s offering) have been involved;

•	the Securities Act Form on which such companies have filed for registration;

•	if applicable, the date of effectiveness of any related registration statement; and

•	if applicable, the status of any related offerings thus far.

Based on the criteria cited and other than with respect to the Company and the Company’s offering, the only such company with which an officer, director, affiliate, lead underwriter or attorney for any of the foregoing (in each case, who are involved in the Company’s offering) has been involved is Ad.Venture Partners, Inc. (“AdVenture”), which filed

Mr. John Reynolds

June 2, 2005

an initial registration statement on Form S-1 (File No. 333-124141) on April 18, 2005 and an amendment to such registration statement on May 27, 2005. Based on its public filings, AdVenture is seeking to raise $90,000,000 pursuant to a blank check offering of 15,000,000 units. Wedbush Morgan Securities Inc., who is acting as lead underwriter for the Company’s offering, is acting as lead underwriter for AdVenture’s offering. Cooley Godward LLP, who is acting as counsel to the underwriters for the Company’s offering, is acting as counsel to AdVenture for AdVenture’s offering. To the best of our knowledge, AdVenture’s registration statement has not been declared effective.

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If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus